Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

CapitalLink Conference 9/10/20 – Transcript of Yieldstreet Prism Fund Presentation



Nicolas Bornozis

00:12 I'm Nicholas Bornozis of Capital Link and I am delighted to have the opportunity to welcome and introduce Michael, who is the founder and president of Yieldstreet. Michael has put together an amazing platform.

00:27 In terms of reaching out to investors.

00:32 And we are particularly happy and privileged to have him with us to share with us his new initiative.

00:42 The Yieldstreet Prism Fund. It's a very different fund. So we look forward to your comments, Michael. And thank you for being with us.



Michael Weisz, Founder & President – Yieldstreet

00:51 Thank you so much for having me. Really appreciate it. Um, I'd love to start by saying that I'd love to make this an engaging discussion with the audience.

So to the extent that you have questions, please do submit them throughout the presentation and

01:11 Hopefully it'll be a great time together. So I'm going to jump right into it. I'm going to start by projecting a presentation for everybody.

01:20 And

01:27 Okay, there we go. Can everybody see that well?

01:37 Nicholas. Can you see it just to confirm



Karen

01:40Yes.



Michael Weisz, Founder & President – Yieldstreet

01:41Okay, great.

01:42Awesome. So today we're going to talk about the Yieldstreet Prism Fund and to learn a little bit more about this, this new way of offering

01:52 Closed-End Funds and leveraging technology. I'm going to start by giving you a little bit of a view into Yieldstreet who we are and what we do. So build on the context.

02:01Of our business and why it should be interesting. So very simply put Yieldstreet seeks to

02:09Generate investment opportunities that are income generating and make them available to our community because most of these investments historically have not been accessible. They've been only available to institutions or ultra, ultra high net worth.

02:23Why do we do that, why are we passionate about doing that. It's because we want to help investors realize their financial ambitions, no matter where they start if you're prepared to invest 20,000, 200,000, 2,000,000,

02:34We believe in leveraging data and technology. You should have that opportunity to get ahead to build wealth, so

02:42Let's understand a little bit more about alternatives and what's behind that. So here, what you have is a very simple page that is going to illustrate

02:53The sort of journey of the average investor from the ages of 18 to 80 when you look at the far left

03:00What you're seeing is in the early parts of our life when we're younger we have a tremendous amount of debt if student debt we have housing debt.

03:07We have credit card debt, etc. And then the top half of the colorful part of the portfolio, you'll see that the investment options are very limited beyond your IRA or 401k.

03:17Now move over to the right side of the slide. And what you're seeing here is that the only point that people start to really get the opportunity to access alternatives historically has been around the age of 65 and two sort of primary reasons for that, or one is the investment minimum

03:37And two is the access to that capital and the access to those investment opportunities.

03:43And so what we thought about as we embarked on building Yieldstreet was can we leverage data and technology to make the investment process more seamless to leverage the masses.

03:52 To create financial equality and if so that would be an amazing opportunity. Has it worked? Absolutely.

03:59As we're showing in the slide. The average age of the Yieldstreet investor is 42. What that means is that you have 23 years to start building your wealth sooner.

04:10Than the average age historically has been an incredible opportunity to create financial independence to make your money work for you and to get ahead in life and that is what we're, we're trying to achieve.

04:20Now let's take a second to talk about what we've been able to accomplish in these last little bit over five years.

04:26We have done about a billion and four in transactions over 600 million of principal and interest returned

04:33To our investors. We got 230,000 members on the platform and on the investments that have repaid. I think we stand at 120 fully repaid investments and

04:42Just about five years and change you're looking at an excess of 12% net realized returns.

05:00And I think that there's a much bigger paradigm shift that we have been experiencing as consumers that has lent us these huge tailwinds to be able to achieve what we have and to continue growing and I'm going to use very simple examples. 15 years ago

05:18If you think about the best cell phone that you would have tried to acquire was probably a Nokia or that little star tech or the V phone and we were seeking

05:28Or at least what I was seeking was the smallest possible phone with the longest battery as long as I could play snake with my thumbs , on that Nokia and today my iPhone is going to be, you know, maybe two, two and a half times the size, maybe five times the price.

05:48And we're buying them as fast as we possibly can. So what has changed in how we think about the products that we want.

05:55I remember being told as a young consumer that technology is going to make the price of things much cheaper much more accessible and now my phone is five times the price.

06:04That's one example, hold that in your mind. The next example is the way in which we shop. We used to go to the local Baker, the butcher and the bank.

06:13The hardware store. The grocery, the vegetable guy and the list goes on and on.

06:19Today that experience is generally over. We look for superstores. I want to go to Whole Foods. I want Amazon and I want it now. We used to have a price for shipping and two weeks. And now we expect everything within hours or a day or two.

06:30And so what has changed in our mind as a consumer, I think if you wanted to simplify it.

06:37Our consumer of yesteryear was seeking a task based efficiency for each thing we did. We wanted the best. I wanted the best phone with the longest battery and all it did was my phone. I wanted to write emails, that's fine.

06:50I'm going to use my Palm Pilot later or my blackberry only much later. Did we say, hey, we're going to go for this iPhone.

06:57We know it has bugs. But apps. This, that and the other. But we could do so much more with it.

07:02The same thing with our shopping experience. I still believe that the local butcher Baker fishermen is probably better than

07:09The Whole Foods or the Amazon experience, but it's much easier for us. So we've shifted from task based efficiency to utility seekers, we want to do as much as we can.

07:19With as limited friction as possible in the same place. We want utility in all areas of our life. Now let me ask you, as when it comes to your financial services when it comes to your investments in life. Do you have utility

07:32Do you have proper aggregation or is your cash at multiple banks, your 401k is invested inefficiently you feel that you don't have a tremendous amount of access across the various

07:46investment opportunities you're stuck between bonds and equities and limited options. And so that is what we're here to fix. We're not looking to be

07:55The one biggest manager, what we're looking to do is leverage data and technology to provide a digitally native user experience. And to give you utility

08:03In your financial assets so that you can start earning more and getting ahead. Now there's a couple of things we're gonna focus on: three quick things buying investment products.

08:13Consumer changed. We want transparency, we want to be educated. Why, because we want to feel empowered that we can make our own investment decisions.

08:22So fundamentally, our experience has changed 20 years ago if you wanted to do an investment with the UBS or JP Morgan, you'd get a stack of papers this big

08:32And I question whether most of the lawyers even knew what was in those papers. That's how dense and complex. They were

08:37Today, technology has allowed us to deliver information to consumers and to people in a much more friendly version . We have info-graphics, we have video, we have different forms of media.

08:48And so we're enabling people to feel empowered to make those decisions and they want more. And that is what's fueling growth. So I think I'm

08:57Going to show you a quick video and I'll say two things about it. So on the right side. What you're seeing here is a relationship that people are building with a financial services platform for a fintech platform that never existed.

09:08You don't walk around with capital one t shirts. You don't call and say hey you know my wife really loves the t-shirt. Can I have another one?

09:14Or my kid wants one of these Yieldstreet you know toys that we sent out. He helped him hang it up on the Christmas mantle.

09:21So people are associating Yieldstreet and platforms like Yieldstreet with their ability to finally achieve their financial ambitions that they haven't been able to before.

09:31The video I'm going to show you is the opposite side, it's the people who are engaged in the industry. It's the supply side, the investment opportunities, the lenders, hedge fund managers, the owners, the operators.

09:42And what you're going to see is I actually believe it was a Capital Link conference, I think at the Pierre, not too long ago.

09:49Where my partner Milind was presenting to an audience in a particular asset class and was trying to express to them that Yieldstreet

09:56Is a formidable force and wants to be a strong financial partner. You go focus on your business and grow your business and for the right partners. We can be a tremendous capital partner for you.

10:06So I'm going to play the video and then I'm going to tell you a little bit about how it works. But I would tell you to take note during the video.

10:14Of seeing how many investments are coming in and the dollar amounts to understand the diversification and the appetite within the platform. So it's a very short clip and I'm going to play that now.

12:22So what's happening is this is a

12:25This is a deal in an art portfolio, where we're telling our investors, a few days prior to that at 4pm in a couple of days. We're going to launch this deal

12:34And so it's 4pm and Milind just told the audience that hey, I have a surprise for you. I'm going to show you how a launch works.

12:41So what you're seeing here on the screen is how many people are coming in and then on the bottom right, the dollar amounts 10,000 50,000 100,000 25,000

12:49So what happened at this particular offering at the Capital Link conference was within 16 seconds. We were oversubscribed on this transaction with 470 investors.

13:00And so the importance of what we're trying to show here is the ability to distribute so efficiently when you have technology and data at your back.

13:10And I think that in a meeting about a year ago with a $20 billion asset management CEO, he said to me, the most simple sentence which really sums up the entire business.

13:21He's walking me out of the office at the end of the meeting, putting his arm around me. It probably won't happen again for a long time.

13:27And he says, you know, Michael, you remind me of my younger self when I started this business, years ago, I wanted to be able to bring alternatives to retail

13:35The way we operate now is we have hundreds of sales people, they connect with thousands of FAs and independent RIAs and we sell them the particular product and then they go out and they sell it to their consumers Edward Jones, TDs, Charles Schwab, etc.. All around the world.

13:51So my products, Michael are sold your products are bought and I think when you realize that, and you see the video and you appreciate the demand and the power that technology has

14:01You begin to very quickly understand how powerful it is. And in today's world, where every manager who's raising capital.

14:09Is finding themselves doing it on Zoom like we are today, as opposed to in person at a conference or in meetings.

14:14What people are realizing is how efficient it is. The problem is they only have the front end, so you can, we can all get on Zoom and go create a presentation.

14:21What about the back end of the reams of compliance. The reams of lawyers, all of that process Investor Relations people. At Yieldstreet we've built all that technology to efficiently distribute the product.

14:32So what does that mean that takes us to the other side of the equation what we just discussed.

14:36Was the investor side how they look at the community. The Yieldstreet platform as a place to generate passive income is a place to generate wealth as a place to

14:46Achieve their financial ambitions. What about the investment product side, the deal flow.

14:52The hedge funds, the partners, the lenders, the operators etc to them. We call ourselves distribution infrastructure and capital as a service.

15:00And what that means very simply put, I'm going to stay high level because it's really about the Prism Fund. I just wanted to give you a background.

15:06But I'm happy to take any questions as it relates to this stuff from the left side is what you see today. This is how products get distributed

15:13There are reams of people and fees in that process and what we're looking to do with Yieldstreet or our technology is to have on one side, this huge audience, and on the other side.

15:23This big origination pipeline and to be able to connect them very quickly and directly really pulling out a lot of those fees. 15:40Now, this slide is a bit more complex, but it gives you a very good view into how we think about Yieldstreet, how we've been building Yieldstreet and where we're going from here.

15:48Very simply put on the right side is all the types of audiences of cash.

15:52Tax beneficial cash, regular cash. What type of audience accredited non accredited family office FAs, insurance companies, etc.

15:59What they want to do with their cash. Do they want to be in the Prism Fund did they want to have it auto invest

16:03Do they want a secondary market solution. The left side is the opposite side of the business with a similar view.

16:09Is understanding all the different types of investment opportunities across the spectrum. And how do we connect those two and create a file or this constant engagement and constant flow of best and product and dollars moving forward.

16:21And the final point is understanding what is the future of our wallet. What is the future of your money, what we're trying to achieve in the future.

16:29Is what we like to call self driving money. It's a digitally native experience that is making your financial life far more integrated and more enjoyable to deal with where it's constantly working for you.

16:39So if you look at this slide what you're seeing here is a different phase of our business 2015 to 19 last couple years , we started we're really focused on just the first two parts.

16:49Then as we move into 2020 we bought this retirement business we're creating those solutions.

16:54And as we go forward. It's not just being in alts, but it's creating sort of that full suite of investment products available so that you can utilize Yieldstreet.

17:02As your singular source, that is digitally native, to help you have the best experience with your money.

17:07So that sums up a bit of a background about Yieldstreet. Now let's jump into the main event which is understanding theYieldstreet Prism Fund, why we created it, what it does and why it's why we believe it's very special and attractive.

17:19So the Prism Fund is a non diversified closed end fund. It's the reason we came up with the name is the notion of a prism.

17:30You have a single ray of light coming into the prism that is effectively now shining a bunch of other different colors. At the Yieldstreet Prism Fund. What you're enabling people to do is take a singular investment.

17:40And automatically get access to all the investments within the fund if you look historically at Yieldstreet as a platform. We have independent

17:50Individual investment opportunities that you would click on. I want this real estate deal, I want this legal dealing with art dealing with a private business credit deal, etc.

17:57What about the people that either have less money. So it's difficult to build a diversified portfolio or who prefer

18:03To have instant diversification, or who don't want to actively manage so what the Prism Fund offers them is a vehicle to accomplish all of those things[1].

18:12And so here's a quick view into our, you know, top three holdings at the moment as of 7/31 we wanted to show three separate asset classes, art, real estate, legal

18:22And fundamentally, what you'll see here is limited concentration per position.

---

[1] The Yieldstreet Prism Fund is a non-diversified closed-end fund for purposes of the Investment Company Act of 1940, as amended ("40 Act"), and is therefore not a 40 Act "diversified" product.

18:27A varying yield profile. So our distribution rate may be 7% but our total return target is higher.So you'll either get trued up at the end of each year , or if we can consistently generate higher yields above 7, then we can consider increasing the distribution rate above 7%.[2]

18:43So it's giving people the opportunity to be diversified to generate passive income by the distribution rate to build equity value in their fund holdings and to ultimately have an attractive non correlated total return investment that's diversified

18:57Let's take a step back, talk about the manager. So Yieldstreet Management is the advisor to the Prism Fund. We have an incredible investment team.

19:05So each person here in their own right. I won't spend too much time but like George built and managed 1200 plus people for 40 years

19:12at Deloitte, Greece, he thought he was going to retire and I convinced him that this would be far more fun. Mitch Rosen is a huge player in the real estate market he ran Brigade's

19:21real estate book before that he was at Marathon. Cynthia Sachs was handpicked by Carlisle to start Athena Art Finance. She was at Bloomberg BVal. Before that she was running a big portfolio at a major investment bank.

19:33Larry has incredible experience in private business credit and specialty finance. He has a huge career has been

19:39Successful countless times and Lawrence has a background in sort of complex transaction structure credit mortgages really

19:46Understands structure well distribution capabilities risk formerly at Soros, Purpose Capital, Purpose Financial but just an amazing team and obviously a bunch of

19:55Associates and analysts with them. So, what we get is the ability to have an incredible focus on technology and leadership in technology.

---

[2] Reflects the initial quarterly distribution declared by the Fund's Board of directors on February 6, 2020, which was paid to stockholders of record as of June 10, 2020 and was based on the initial offering price of $10 per share. The Fund's Board declared a distribution to stockholders in the amount of $0.1750 per share, which was paid on September 14, 2020 to stockholders of record as of September 10, 2020. The Fund's Board declared a distribution to stockholders in the amount of $0.1750 per share to be paid on December 17, 2020 to stockholders of record as of December 9, 2020. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.

20:03And using that technology to distribute efficiently and to create a really good user experience for our investors and, on the other hand, have a really robust

20:13Investment leadership bench to identify diligence and ultimately bring forward great investment opportunities.

20:21For our board fund members are incredible in their own right. So if you look here very quickly. Bill, John and James are huge players in the financial services market.

20:31I am you know personally humbled and proud to be able to have them as partners and independent board members on our fund

20:38And I believe it speaks volumes to what it is that we're doing with the Prism Fund and how it's becoming a paradigm shift and the success they believe that will have over time.

20:47I will leave this screen up for a moment here talks about the Prism Fund by the numbers. I hope I gave you a view into how the Prism Fund works and a little bit about Yieldstreet. I'd love to take questions and

20:58I'm happy to engage in any conversation that the audience would like. So thank you for your time. And thank you, Nicholas



Nicolas Bornozis

21:04Thank you, Michael. I would love to take a lot of questions, but I apologize, we, we need to move to the next panel because we have everything time sequentially.

21:13So thank you very much. It's been obviously a great presentation. And then conclude the session, if you don't mind. And again, thank you very much.



Michael Weisz, Founder & President – Yieldstreet

21:24Thank you.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

This video has been prepared solely for discussion purposes and is being furnied by Yieldstreet to you ("Recipient") to consider a proposed relationship between the parties. Acceptance of this video constitutes an agreement by Recipient to be bound by the terms of this notice.

The distribution of this video, or the making of any other statement (oral or otherwise) at any time in connection herewith, does not oblige Yieldstreet to enter into any relationship or transaction with Recipient, nor does it constitute or form part of, and should not be construed as, any offer for sale or subscription of, or any invitation to offer to buy or subscribe for, or recommendation to acquire or dispose of, any securities or instruments or to enter into any transaction.

The parties recognize that neither party shall have any ability or obligation to the other as a result of this video, it being understood that only such provisions as shall be set forth in any final videos shall have any legal effect.

This video has been prepared by Yieldstreet using sources believed by it to be reliable and accurate, but Yieldstreet makes no express or implied representations as to any matter or to the accuracy or completeness of any statements made herein or made at anytime orally or otherwise in connection herewith and all liability (in negligence or otherwise) in respect of any such matters or statements is expressly excluded, except only in the case of fraud or willful default. Actual events are difficult to predict and may differ from those assumed. Any assumptions, projections, or other estimates of returns or performance set forth in this video should not be construed to be indicative of any actual final transaction or any returns or performance. Any forecasts contained herein are for illustrative purposes only. They are not to

be relied upon as advice or interpreted as a recommendation. Past performance is not indicative of future results.

The views and opinions expressed by the individuals presenting herein are their own and do not necessarily reflect the views and opinions of Yieldstreet, its affiliates or its personnel. Any such views and opinions are subject to change without notice due to changing: market and/or economic conditions; regulatory, legal and/or tax requirements; and/or COVID-19 pandemic-related considerations.